[Letterhead of InnSuites Hospitality Trust]

May 4, 2005

By EDGAR and Fax

Mr. Steven Jacobs

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	InnSuites Hospitality Trust
Item 4.02 Form 8-K filed January 7, 2005
File No. 001-07062

Dear Mr. Jacobs:

This letter is in response to your letter dated April 29, 2005 addressed to Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the “Trust”).

The numbers of the items shown below in this response letter correspond to the similarly-numbered comments in your April 29 letter.

1.                                       We note that you intended to file restated financial statements on or about January 26, 2005.  However you have not filed restated financial statements for the year ended January 31, 2004.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

The Trust has filed its amended Annual Report on Form 10-K for the fiscal year ended January 31, 2004 today, May 4, 2005.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at (602) 944-1500, ext. 207 if you have any questions.

Very truly yours,

/s/ Anthony B. Waters
Anthony B. Waters

cc:                                 Josh Forgione, Staff Accountant, Securities and Exchange Commission

Daniel T. Young, Esq., Thompson Hine LLP